Exhibit 99.1

Shareholder Letter Q1 2023

Dear Lilium shareholders, We are pleased to report continued progress towards achieving our three key commitments: – Raise the capital needed for first manned flight and certification of our type - conforming aircraft; – Meet the development milestones necessary to achieve certification in 2025; and Business Update | Q1 2023 2 – Execute a two - phase go - to - market strategy launching with sales to private, charter, and business aviation customers before expanding into the higher - volume commercial shuttle market. Despite a challenging capital markets environment, we closed the first round in a series of anticipated equity financings that will fund final development of our type - conforming aircraft . Our ability to attract capital under these market conditions underscores the competitive value proposition of the Lilium Jet . This capital raise enables us to continue development of our Lilium Jet at full pace. Based on technical progress and EASA regulatory advancements, we remain on track towards our key milestones – start of final assembly of the type - conforming aircraft this year, first manned flight in the second half of 2024 and type certification in late 2025. We remain confident that our fixed - wing jet – with its differentiated architec - ture and propulsion system – will set the benchmark for electric flight, mark - ing the dawn of a new sustainable jet age with its unrivaled performance, superior unit economics and high - end customer experience. Thanks to its efficient aerodynamic design, optimized for regional air transport and heavi - er payload, we project that operators will be able to fly further and faster on a single charge of our batteries . We currently estimate the Lilium Jet will achieve an industry - leading cost of $ 2 per passenger kilometer on sched - uled regional services with our shuttle aircraft . We are confident that our aircraft will set the benchmark for electric flight Rendered utilizing computer graphics.

Recent accomplishments Rendered utilizing computer graphics. Business Update | Q1 2023 3 Significant fundraising extends cash runway towards first manned flight – May 2 nd fundraising announcement for up to $250 million, with $100 million already funded – In advanced discussions with existing and new investors to raise next $75 million, which triggers matching $75 million committed investment – Additional funding also being pursued through other investors, strategic partners and government agencies Affirmation of EASA Certification Path and Timeline – We have now agreed with EASA 78% of the Means of Compliance (MoCs) for the Lilium Jet, up from 72% since last update, driven by EASA’s acceptance of MoCs in areas of propulsion and energy system – Acceptance paves way for certification of Lilium’s eVTOL jet engine that derives from popular, proven turbo - fan design, flown by over 95% of all air traffic – We anticipate that EASA will formally agree the remainder of our MoCs and Certification Plans in the second half of 2023 – EASA’s ruleset for eVTOL aircraft – the first of its kind worldwide - provides Lilium with a clear basis for certi - fication needed to advance directly towards production of the type - conforming aircraft Type - conforming aircraft development continues at full pace – Testing underway at Europe’s largest wind tunnel of complete aircraft model with powered engines and actuators, providing comprehensive flight data – Successful testing of battery packs demonstrates conformity towards EASA standards – New patents granted to Lilium in battery management, electrical power distribution and actuation of ducted fans – Tests in process for full - size engine fan and stator built according to latest specifications – Lilium Jet cockpit simulator contracted with FlightSafety International to support certification and pilot training Execution of our go - to - market strategy that will generate pre - delivery cash and early revenues through aircraft sales – Initial focus on sales to private, charter, and business aviation customers – Firm agreements, including pre - delivery payments (PDPs), signed with Air - Dynamic and ASL Group, two prominent European - based business jet operators – Pipeline of potential orders grows to 645 aircraft

Funding secured for up to $250 million Earlier this month, Lilium closed the first of what we anticipate will be a series of equity capital placements, expected to raise up to $250 million of financing to support our development path. The first $100 million has been funded and $75 million of additional capital will be funded contingent on Lilium raising $75 million of equity, debt or grants from third parties. This capital raise enables Lilium to continue the development of its Lilium Jet at full pace well into 2024 and would cover most of the estimated capital re - quired to achieve first manned flight of the type - conforming aircraft. Lilium is in advanced discussions with various investors, government agencies, and strategic partners on the $75 million third - party raise and confident to trigger the matching $75 million committed investment in the near term. Furthermore, Lilium is in active dialogue with multiple stakeholders on yet additional funding beyond the recently announced capital raise. We are encouraged by the progress of these discussions. After the first manned flight milestone, planned for the second half of 2024, Lilium expects to benefit from the contribution of substantial PDPs that will help fund its subsequent capital requirements to type - certification and production ramp - up. PDPs are advance payments, typical in the aviation industry, paid by customers, as part of agreements for new aircraft. Capital raise enables Lilium Jet development to continue at full pace Business Update | Q1 2023 4

Q1 cash spend on target, balance sheet strengthened Adjusted cash spend 1 in the first quarter of 2023 was €62 million, in line with the budget plan of €125 million for the first half of 2023. Thanks to company effi - ciencies, Lilium met its budget target and timelines on the aircraft development program. The adjusted cash spend included non - recurring supplier payments relating to wings, doors, fuselage and fairings, as well as to our avionics supplier. At the end of March 2023, and before the latest funding, Lilium’s liquidity stood at €143 million 2 . We remain laser focused on cost containment, while acceler - ating those activities that are essential to achieving key program milestones, in particular, start of final assembly of the type - conforming Lilium Jet, targeted for later this year. Before the latest funding, Lilium’s liquidity stood at € 143 million 1. Excluding fundraising and related fees, and other non - operational cash flows. 2. Includes cash, cash equivalents and other financial assets. Rendered utilizing computer graphics. Business Update | Q1 2023 5

EASA certification on track

EASA, Lilium's primary regulatory authority, has been both a pioneer of regulatory standards and a supportive partner of Lilium. EASA has been the first, and to date only, aviation safety agency worldwide to develop and publish a comprehensive ruleset for eVTOL aircraft, covering air operations, air traffic management, air crew and infrastructure, as well as airworthiness.

We believe that the establishment of rules covering all aspects of eVTOL commercial integration are an essential basis for developing a type-conforming aircraft and preparing for its entry into service. Through participation in relevant industrial working groups, Lilium has been an active contributor to standard setting for eVTOL aircraft and their safe integration into commercial operations and airspace. EASA's requirements "Special Conditions for Small-Category VTOL Aircraft" ("SC-VTOL"), published in 2019 after extensive industry consultation, represent the highest safety objectives globally for eVTOL aircraft[3].

We also continue to work closely with the Federal Aviation Administration (FAA) in the U.S. The FAA's airworthiness criteria with respect to eVTOL aircraft are still under development. We believe that after securing type certification from EASA, the Lilium Jet will secure concurrent type certification from the FAA under the Bilateral Aviation Safety Agreement between the EU and U.S.

EASA has been the first, and to date only, aviation safety agency worldwide to develop and publish a comprehensive ruleset for eVTOL aircraft

3. EASA certification requires a 10^{-9} safety level (less than one aircraft loss in a billion flight hours).



Certification Basis
Which requirements will apply for the Lilium Jet?
EASA
100% AGREED
Means of Compliance
Which means to demonstrate compliance?
EASA
78% AGREED
22% IN PROCESS
Expected upon closure of CDR / pre-viewed with EASA
Certification Plans
Collection of plans for the certification program
EASA
100% IN PROCESS
Compliance Demonstration
Verification of compliance
EASA
100% OUTSTANDING
Starts once certification plans agreed

- EASA have published airworthiness certification requirements representing the highest safety objectives globally for eVTOL aircraft
- Lilium is pursuing concurrent type certification with the FAA under the BASA
- No eVTOL OEM has fully agreed on certification basis with the FAA as FAA airworthiness criteria with respect to eVTOL aircraft are still being developed, especially in response to substantial input from industry and other civil aviation authorities

AGREED: Refers to items which have been approved by the relevant authority; **IN PROCESS**: Refers to proposals submitted by Lilium and pending approval by the relevant authority; **OUTSTANDING**: relates to items yet to be submitted by Lilium to the relevant authority; If agencies haven't published required minimum specifications no assurance can be provided that the agency will not deviate or otherwise recant its agreement. Compliance demonstration begins after the certification program is agreed. As part of the EASA type certification process, Lilium will additionally submit for approval its plans for operational suitability data (OSD) covering pilot training, maintenance staff and simulator qualification and for environmental protection requirements.

LILIUM

Business Update | Q1 2023 6

Lilium remains on track for type - certification of the Lilium Jet in late 2025 under EASA’s SC - VTOL ruleset. EASA foresees the following four steps to certification : 1. Technical Familiarization and Certification Basis 2. Establishment of the Certification Program (including Means of Compliance) 3. Compliance demonstration 4. Technical closure and issue of approval Lilium completed the first of these steps in 2020, when EASA issued the Certification Basis for the Lilium Jet. As part of Lilium’s progress towards achieving the second step, EASA has now agreed or accepted 78% of the Means of Compliance (MoCs) for the Lilium Jet, including those relating to the innovative propulsion and electri - cal power systems. The remaining 22% of Lilium’s MoCs are the subject of ongoing constructive conversations with EASA. As announced in March, Lilium has submitted 100% of its proposed certification plans covering EASA’s aircraft airworthiness requirements. We anticipate that EASA will for - mally agree our certification program, including the remainder of our MoCs and our Certification Plans, in the second half of 2023. We believe we have a firm basis on which to produce our type - conforming aircraft due to our design and testing progress and numerous exchanges with EASA. We expect to commence building the first set of type - conform - ing aircraft later this year, with the aim of accomplishing first manned flight of the type - conforming aircraft in the second half of 2024. The first manned flight marks the start of the flight test campaign necessary to complete the compliance demonstration (step 3 of the EASA certification process) and achieve type - certification of the Lilium Jet. Lilium intends to secure its EASA Design Organization Approval (DOA) later this year, which will show that it has the right organization, procedures, competencies, and resources to design and certify aircraft. This will enable Lilium to perform certification activities pro - actively, thus accelerating our path towards type - certification. Our final DOA audit is scheduled for late June. EASA has agreed or accepted 78% of the Lilium Jet's Means of Compliance Business Update | Q1 2023 7 Lilium anticipates that EASA will formally agree the certification program in the 2 nd half of 2023

Complete, powered Lilium Jet model with working engines and flap actuators enters Europe's largest wind tunnel

The wind tunnel testing will generate data that is representative of the full-scale aircraft in all phases of flight

We have begun an important development step with the start of wind tunnel testing of a complete Lilium Jet model, including all aerodynamic elements, working engines and flap actuators. The scale model, one of the most advanced to be tested in a wind tunnel, was built according to the latest Lilium Jet design. The model's large size and low scaling factor (1:2.5) allows test data to be generated that is representative of our intended type-certification aircraft in all phases of flight.

The test is taking place at the German-Dutch Wind Tunnels (DNW) facility in Marknesse, Netherlands, the largest wind tunnel in Europe, measuring 9.5m (31ft) in width. DNW's wind tunnels have been used in the development of many recent Airbus and Embraer aircraft.





This latest campaign follows Lilium's previous successful wind tunnel testing of aircraft sections in 2021 and 2022, which paved the way for the current aircraft design. Started in early May, the testing will enable Lilium to obtain a comprehensive aerodynamic dataset to validate the flight physics and performance predictions of the type-conforming Lilium Jet supporting certification efforts. The dataset will cover the complete aircraft flight envelope from hover to cruise.

LILIUM

Business Update | Q1 2023 8

© Customcells.com

Progress towards validation of Lilium Jet battery packs

As previously disclosed, Lilium has selected a battery cell technology based on Ionblox silicon anode design, which has been shown in independent tests to offer exceptional energy capacity and power, as well as remarkable cycle life with 88% energy retention after 800 charging cycles with 100% depth of discharge (1C/1C cycles).

Lilium's battery cell technology has been shown to offer exceptional capacity, power and cycle life

Lilium has been coordinating closely with its partner CustomCells to industrialize the Ionblox technology according to aerospace standards, with initial production of prototype high-performance battery cells launched in early 2022. Over the past months, CustomCells has continued to deliver the prototype cells from its production line in Tübingen, Germany.

As well as testing batteries at the cell level, Lilium has successfully performed test campaigns this year to evolve its design of battery packs, assembled in-house on a semi-automated production line. The successful testing, conducted over several months, represents an important step towards developing the first type-conforming battery pack and towards validating that the Lilium Jet battery will meet EASA certification rules.

The successful battery pack test represents an important step towards validating that the Lilium Jet will meet certification rules

LILIUM

Business Update | Q1 2023 9

Equipment at Jetpel facilities in RWTH Aachen University, Germany testing Lilium’s prototype engine . Fan test underway on full - size Lilium Jet engine Lilium remains on track towards completing the detailed design and testing of its high - performance electric jet propulsion system. Lilium’s revolutionary proprietary electric jet technology (Ducted Electric Vectored Thrust - DEVT), represents the next generation of jet technology, the dominant propulsion technology carrying over 95% of air passengers today. The prevalence of jet propulsion in commercial aircraft over propeller - driven aircraft lies in its aerodynamic efficiency, power output, low noise, superior safety and overall passenger preference. The e - motors, under co - development with partners DENSO and Honeywell, have been designed to deliver industry - leading power density, extracting over 100kW of power from a system weighing just over 4kg. Over the past weeks, a full - size prototype engine titanium fan and aluminum fan stator, built according to the latest Lilium Jet specifications, has been undergoing testing at Jetpel facilities in Aachen University, Germany. Test data will enable Lilium to map out the full operating envelope of the engine for its stability and aeroelastic margins, total pressure ratio and overall pro - pulsive efficiency. This will further validate the design and the computational fluid dynamics models which underpin it, and enable parts delivery for the initial aircraft for next year’s flight test campaign. Over the coming months, propulsion testing is set to ramp up with additional rigs being brought on - line to validate the thermal, mechanical and electrical behavior of the various components and then the ensuing integration of subsystems. To support the growing test activity, Lilium is currently complet - ing construction of its in - house compressor test rig, which will enter service this Fall. At the same time, Lilium is preparing to receive the propulsion unit test beds to be installed in the designated propulsion test cells. The full pro - pulsion unit with e - motor, actuator, and all moving parts is due for delivery in Q4 in time for the start of final assembly of the Lilium Jet. The Lilium Jet e - motor is designed to deliver industry - leading power density, extracting 100kW of power from a system weighing just over 4kg Business Update | Q1 2023 10

Fuselage sections of the Lilium Jet take shape

The full-scale fuselage for our Lilium jet has moved into production at our fabrication partner, Aciturri.

Layup molds are currently being built for the fuselage bottom skin, top skin, and cockpit skin according to the latest design of the Lilium Jet. Over the coming weeks the layup molds will be further stabilized, finalized and verified according to the required rigorous aerospace production standards. Fuselage, wings, and canards of our first type-conforming aircraft are due to be delivered to Lilium in Q4 for the start of final assembly.



Layup mold for the bottom skin of the Lilium Jet fuselage. In order to manufacture the lightweight skin of the aircraft, composite material is laid up over the mold before being cured.

State-of-the-art cockpit simulator launched

In a further program advance, Lilium has signed an agreement with FlightSafety International (FSI) for the development of a flight simulator representative of the Lilium Jet cockpit. The simulator, known as the e-simulator ("e" for engineering), will be integrated in Lilium's ground-based aircraft system laboratory and used by Lilium teams as part of testing and certification of the Lilium Jet.

The e-simulator is set to play an important role in the Lilium Jet development and certification, enabling pilot familiarization before the start of flight testing and an appropriate environment for the verification of aircraft requirements. The e-simulator will support type-certification of the Lilium Jet as a means of compliance for demonstrating that the aircraft conforms to applicable airworthiness requirements.

FSI will also provide training devices and simulators for qualification of future Lilium pilots and mechanics worldwide. Qualification of the first training devices and development of training programs will be supported by the expertise of Lufthansa Aviation Training.

The state-of-the-art e-simulator will support type-certification of the Lilium Jet

LILIUM
Business Update | Q1 2023 11

Honeywell
Avionics and flight control computer
ACITURRI
Aerostructures
Expliseat
Seats
DIEHL
Interior, interior lights and floor
AERONAMIC
Engine rotor blades and engine shaft
AERnnova
Aerostructures
Collins Aerospace
Inceptor system
L3HARRIS
Data recorder
MAGROUP
Landing gear, wheels and struts
ASTRONICS
Energy management system
CUSTOMCELLS
Cells for batteries
Honeywell | DENSO
E-motor for the engine
GKN
Electrical Wiring Interconnection System
Rendered utilizing computer graphics

Supply chain almost complete

Lilium continued to build out its supply chain partners in the latest quarter, with approximately 85% of the total expected aircraft bill of materials cost being selected or contracted. By identifying these partners, Lilium is gaining increasing visibility on program cost, quality, capacity and their contribution to future profitability.

Lilium has selected or contracted approx. 85% of the expected aircraft bill of material

Lilium's supply chain strategy is founded on strong partnerships with established Tier 1 aerospace companies. We are convinced that our ecosystem of aerospace partners will enable us to accelerate industrialization of our aircraft and its multiple subsystems, and to meet our EASA certification timeline.

Key suppliers include Aciturri and Aernnova (aerostructures), Aeronamic (engine rotor blades and engine shaft), Astronics (energy management system), Collins Aerospace (inceptors), CustomCells (battery cells), Diehl (aircraft interior), Expliseat (seats), GKN Aerospace (Electrical Wiring Interconnection System), Honeywell (avionics and flight control computer), Honeywell and Denso (e-motors), L3 Harris (data recorder), Magnaghi Aeronautica (landing gear), Perryman (titanium material).

Secured intellectual property value in key eVTOL technologies

Lilium continues to actively protect its technological leadership by securing worldwide intellectual property rights. Over the past weeks, new patents have been granted to Lilium in critical eVTOL technology fields such as battery management, actuation of ducted fans, and safety and reliability of electrical power distribution.

Lilium has been awarded new patents in battery management, electrical power distribution and ducted fan actuation

As of May 2023, Lilium had filed a total of 87 new patent applications with the US Patent Office (USPTO), the European Patent Office (EPO) and other offices, of which 60 patents have been published. In addition, two sets of design patents have been issued to protect the iconic appearance of our aircraft. Our patents and patent applications cover the aircraft's general architecture, avionics, propulsion system, energy storage system, safety, software, and flight control systems.

LILIUM

Business Update | Q1 2023 12

Key markets and customer agreements for the Lilium Jet
40 Lilium Jets
AAP AVIATION
eVOLARE
20 Lilium Jets
ASL GROUP
6 Lilium Jets
AIR-DYNAMIC
ANYWHERE, ANYTIME
5 Lilium Jets
GLOBEAIR
12 Lilium Jets
NETJETS
150 Lilium Jets
Bristow
50 Lilium Jets
ifly
HÉLITY
5 Lilium Jets
السعودية
SAUDIA
100 Lilium Jets
220 Lilium Jets
Azul
NOTE: Figures include binding agreements, options and preliminary (MoU) agreements

Lilium's commercial strategy enables Lilium to benefit financially from pre-delivery payments

Refining the go-to-market commercial strategy

Lilium has evolved its commercial strategy to optimize market penetration and revenues in the initial phase of eVTOL introduction into service, before transport hubs have been sufficiently established to support higher-volume commercial shuttles in multiple markets. The strategic focus on aircraft sales will allow Lilium to address a global marketplace, while concentrating our resources, securing PDPs, and focusing on establishing the Lilium Jet as the eVTOL category leader. Specifically, we plan to target customers in the private, charter and business aviation segments before addressing higher-volume commercial shuttle market, within the first two years after launch.

To support its private customer sales campaigns Lilium attended and will attend the following key events over the summer: EVER conference in Monaco (May 11-12); the European Business Aviation Convention & Exhibition (EBACE) in Geneva, Switzerland (May 23-25); Royal Ascot, UK (June 20-24); and the Goodwood Festival of Speed, Goodwood, UK (July 13-16).


LILIUM

H.S.H. Prince Albert of Monaco was one of several illustrious visitors to the Lilium exhibit at the EVER conference in Monaco this May.

LILIUM
Business Update | Q1 2023 13

Following up on its earlier preliminary agreement with Lilium, announced at the Farnborough International Airshow in 2022, Benelux business jet operator ASL Group has signed a firm agreement with Lilium for the delivery of six Lilium Pioneer Edition Jet aircraft. Lilium also announced a firm agreement with Swiss - based VIP private jet and helicopter operator Air - Dynamic for delivery of five Lilium Jets. The agreements with ASL Group and Air - Dynamic both include deposit payments to Lilium. These announcements bring the total number of Lilium Pioneer Edition Jet commitments and options to 31 aircraft. Lilium expects to sell 50 by the end of the year, each with a list price of €10 million. Lilium looks to secure additional commercial airline orders at upcoming Paris Airshow At the same time, Lilium is in advanced discussions with several large com - mercial airlines regarding orders for aircraft to serve higher - volume commercial shuttle routes. As part of its focus on regional scheduled services, Lilium will attend the Paris Airshow (June 19 - 25), where it plans to meet airlines and other stakeholders looking to operate shuttle services. Lilium will be present at the eVTOL Pavilion (hall 5) with a full - size mock - up of its 6 - passenger cabin and will be located in the chalet area (#48). Our total order pipeline represents potential sales of up to 645 Lilium Jets from various customers across Europe, South America, the Middle East and the United States. We expect to convert further existing commercial MoUs into binding aircraft purchase agreements in the near term. Our Pioneer Edition cabin, shortlisted for the industry’s Crystal Cabin award, was unveiled at EBACE on 23 May and attracted large crowds of aviation enthusiasts, potential customers, and journalists. Business Update | Q1 2023 14 Firm agreements signed for Lilium Pioneer Edition Jets, including deposit payments to Lilium

Finally, we would like to thank our many stakeholders – investors, customers, suppliers, employees and regulators – for your continued engagement and support. The entire Lilium team is fully focused on delivering on our commitments. Klaus Roewe CEO Conclusion and outlook We are encouraged by the progress we are making in our revolutionary Lilium Jet program . Our latest fundraising will enable us to continue to advance at speed towards first manned flight . In the weeks and months ahead, we look forward to updating you on the progress towards our milestones, including : Securing the next stage of financing Coming to agreement with EASA on Full Certification Plan and finalizing DOA approval Starting the final assembly of the first type - conforming aircraft Signing further binding customer agreements with pre - delivery deposits Oliver Vogelgesang CFO Business Update | Q1 2023 15 Rendered utilizing computer graphics.

Con t act Investor Relations investors@lilium.com ir .lilium.com Business Update | Q1 2023 16 Notable Industry Events — European Business Aviation Convention & Exhibition (EBACE) Geneva, Switzerland, May 23 - 25, 2023 — Paris Airshow, June 19 - 25, 2023 Rendered utilizing computer graphics.

Business Update | Q1 2023 ABOUT LILIUM Lilium (NASDAQ : LILM) is creating a sustainable and accessible mode of high - speed, regional transportation for people and goods . Using the Lilium Jet, an all - electric vertical take - off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel . Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800 + strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history . Founded in 2015 , Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U . S . To learn more, visit www . lilium . com . FORWARD - LOOKING STATEMENTS This communication contains certain forward - looking statements within the meaning of the federal securities laws, including, but not limited to, state - ments regarding Lilium N . V . ’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, the markets and industry in which the Lilium Group operates or intend to operates, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, our capital raising expectations, our ability to successfully patent our intellectual property and the future performance of our innovations and the expected results of the Lilium Group’s business and business model, including when launched in phases . These forward - looking statements gen - erally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions . Such statements are based on management’s belief or in - terpretation of information currently available . Forward - looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to significant risk and un - certainties and subject to change at any time . The Lilium Group operates and will continue to operate in a rapidly changing emerging industry . New risks emerge daily . Given these risks and uncertainties, you should not rely on or place undue reliance on these forward - looking statements, including any statements regarding when or whether any strategic collaboration between the Lilium Group and the respective collaborator will be effected, the num - ber, price or timing of any Lilium Jets to be sold (or if any such Lilium Jets will be sold at all), the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network or anticipated commercial activities will operate, the Lilium Group’s business and product development strategies or certification program, or the Lilium Group’s funding requirements . Actual events or results may differ materially from those contained in the projections or forward - looking statements . Many factors could cause actual future events to differ materially from the forward - looking statements in this communication, including, but not limited to, the following risks : (i) the Lilium Group’s future funding requirements and any inability to raise necessary capital on favorable terms (if at all) ; (ii) the eVTOL market may not continue to develop, or eVTOL aircraft may not be adopted by the transportation market ; (iii) the Lilium Jet may not be certified by transportation and aviation authorities, including EASA or the FAA ; (iv) the Lilium Jet may not deliver the expected reduction in operating costs or time savings that the Lilium Group anticipates ; (v) adverse developments regarding the perceived safety and positive perception of the Lilium Jets, the convenience of expected future Vertiports and the Lilium Group’s ability to effectively market and sell regional air mobility services and aircraft ; (vi) challenges in developing, certifying, manufacturing and launching the Lilium Group’s services in a new industry (urban and regional air transportation services) ; (vii) a delay in or failure to launch commercial services as anticipated ; (viii) the RAM market for eVTOL passenger and goods transport does not exist, whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential the Lilium Group’s management expects or may grow more slowly than expected ; (ix) if the Lilium Group is unable to adequately control the costs associated with pre - launch operations and/or its costs when operations are commenced (if ever) ; (x) difficulties in managing growth and commercializing operations ; (xi) failure to commercialize the Lilium Group’s strategic plans ; (xii) any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive type certification for the Lilium Jet ; (xiii) any delays in the devel - opment, certification, manufacture and commercialization of the Lilium Jets and related technology, such as battery technology or electric motors ; (xiv) any failure of the Lilium Jets to perform as expected or an inability to market and sell the Lilium Jets ; (xvi) any failure to manage coordination with vendors and suppliers to achieve serial production of complex software, battery technology and other technology systems still in development ; (xvii) reliance on third - party suppliers for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, such as the lithium - ion batteries that will power the jets, a significant number of which may be single or limited source suppliers, and the related risk that any of these prospective suppliers or strategic partners may choose to not do business with the Lilium Group at all, or may insist on terms that are commercially disadvantageous, and as a result the Lilium Group may have significant difficulty procuring and producing the jets ; (xviii) if any of the Lilium Group’s suppliers become financially distressed or go bankrupt, the Lilium Group may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase costs, adversely affect liquidity and/or cause production disruptions ; (xix) third - party air carriers are expected to operate Lilium network services in the U . S . , Europe, the Kingdom of Saudi Arabia, the United Kingdom and Brazil, among other countries, using the Lilium Jets, and these third parties, as well as the Lilium Group, are subject to substantial regulation and complex laws, and unfavorable changes to, or the third - party air carriers’ or the Lilium Group’s failure to comply with, these regulations and/or laws could substantially harm the Lilium Group’s business and operating results ; (xx) any inability to operate the Lilium network services after commercial launch at the anticipat - ed flight rate, on the anticipated routes or with the anticipated Vertiports could adversely impact the Lilium Group’s business, financial condition and results of operations ; (xxi) potential customers may not generally accept the RAM industry or the Lilium Group’s passenger or goods transport services ; (xxii) any adverse publicity stemming from any incident involving the Lilium Group or its competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology ; (xxiii) if competitors obtain certification and commercialize their eVTOL vehicles before the Lilium Group ; (xxiv) business disruptions and other risks arising from the COVID - 19 pandemic and geopolitical events, including the war in Ukraine, and includ - ing related inflationary pressures, may impact the Lilium Group’s ability to successfully contract with its supply chain and have adverse impacts on its anticipated costs and commercialization timeline ; and/or (xxv) the Lilium Group’s inability to deliver Lilium Jets with the specifications and on the time - lines anticipated in any non - binding memorandums of understanding or binding contractual agreements with customers or suppliers the Lilium Group has entered into or may enter into in the future . The foregoing list of factors is not exhaustive . Forward - looking statements speak only as of the date they are made . You are cautioned not to put undue reliance on forward - looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward - looking statements, whether as a result of new information, future events or otherwise . The Lilium Group is not giving you any assurance that it will achieve its expectations . A further list and description of risks, uncertainties and other matters can be found in the section titled “Risk Factors” in our filings with the U . S . Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20 - F for the year ended December 31 , 2022 (the “ 2022 Form 20 - F”) filed with the SEC, all of which are available at www . sec . gov . These forward - looking statements should be evaluated together with additional information about the Lilium Group’s business, markets, conditions and other uncertainties addressed in our filings with the SEC, including the 2022 Form 20 - F . All forward - looking statements attributable to the Lilium Group or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement .